Jason Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

simonj@gtlaw.com

March 18, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE
Washington, D.C. 20549

Attn: Sonia Bednarowski

Re:	DILA Capital Acquisition Corp. Draft Registration Statement on Form S-1 Submitted February 8, 2021

CIK No. 0001843608

Dear Ms. Bednarowski:

On behalf of DILA Capital Acquisition Corp., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR the Company’s initial public registration statement on Form S-1 (the “Registration Statement”). The Registration Statement includes revisions in response to the comment letter from the Staff of the Commission (the “Staff”) to Mr. Eduardo Clave of the Company, dated March 5, 2021 (the “Comment Letter”) relating to the above-referenced draft registration statement confidentially submitted to the Commission on February 8, 2021. This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

Draft Registration Statement on Form S-1

Cover Page

1.       Please expand the underwriting commission footnote to disclose the purchase option granted to the underwriter.

Response: In response to the Staff’s comment, the Company has revised the underwriting commission footnote to disclose the unit purchase option on the cover page of the prospectus included in the Registration Statement.

March 18, 2021

Prospectus Summary

Acquisition criteria, page 4

2.        We note your disclosure on page 23 that you may choose to deviate from the acquisition criteria or guidelines disclosed in the prospectus. Please disclose here how you will inform investors if you select a target that does not satisfy your disclosed acquisition criteria or guidelines. We note your disclosure, such as on page 2, that you intend to focus on businesses that cater to the Hispanic community, but elsewhere the disclosure indicates that your business search will not limited by industry or geographic location. In that regard, please also clarify in your risk factor what would be considered a deviation from your acquisition criteria or guidelines so that investors may assess the risk.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 23 of the Registration Statement to disclose how it will inform the investors if the Company selects a target that does not satisfy the disclosed acquisition criteria and clarified the target acquisition criteria.

The Offering, page 8

3.        Please disclose the number and percentage of Class A common stock needed to vote in favor of the initial business in order to have the initial business combination approved if the over-allotment is exercised. In this regard, we note that the sponsor has agreed to purchase up to an additional 18,750 private units if the over-allotment option is exercised.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 12 of the Registration Statement to indicate the number and percentage of Class A common stock needed to vote in favor of the initial business in order to have the initial business combination approved if the over-allotment is exercised.

Risk Factors, page 22

4.       Please also include risk factor disclosure that prior to the business combination, only holders of your founder shares will have the right to vote on the election of directors.

Response: In response to the Staff’s comment, the Company has revised the risk factor disclosure on page 38 of the Registration Statement to indicate that prior to the business combination, only holders of the founder shares will have the right to vote on the election of directors.

Risks Associated with Our Business

Our warrant agreement will designate the courts of the State of New York , page 27

5.       We note that your forum selection provision in your warrant agreement identifies the courts of the State of New York or the United States District Court for the Southern District of New York as the exclusive forum for actions arising under the Securities Act. Please also ensure that the exclusive forum provision in the warrant agreement clearly states that the provision does not apply to actions arising under the Exchange Act or tell us how you will inform investors in future filing that the provision in the warrant agreement does not apply to actions arising under the Exchange Act. Similarly, please ensure that the exclusive forum in the amended and restated certificate of incorporation clearly states that the provision does not apply to actions arising under the Exchange Act or tell us how you will inform investors in future filings that the provision does not apply to actions arising under the Exchange Act. Also, please disclose the exclusive forum provision in the warrant agreement in your Description of Securities section of your prospectus.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 86 of the Registration Statement to disclose the exclusive forum provision in the warrant agreement in the “Description of Securities” section of the prospectus. The Company will ensure that the exclusive forum provision in the warrant agreement will clearly state that the forum selection provision will not apply to actions arising under the Exchange Act. In addition, the Company will ensure that the exclusive forum provision in the amended and restated certificate of incorporation will clearly state that the provision will not apply to actions arising under the Exchange Act.

March 18, 2021

Our amended and restated certificate of incorporation, page 39

6.       We note that your forum selection provision identifies the Court of Chancery in the State of Delaware as the exclusive forum for certain litigation, including any "derivative action," and discusses here service of process if brought outside of Delaware. Please clarify here if the exclusive forum provision applies to actions arising under the Securities Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state investors cannot waive compliance with the federal securities laws and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Please also revise for consistency with the disclosure under "Exclusive Forum," at page 87.

Response: The Company respectfully notes that the Registration Statement already provides the disclosure indicating that the exclusive forum provision does not apply to actions arising under the Securities Act and that investors cannot waive compliance with the federal securities laws and regulations thereunder on pages 39 and 88. The Company will ensure that the exclusive forum provision in the governing documents will clearly state the same. In response to the Staff’s comment, the Company has further revised the disclosure on pages 39 and 88 of the Registration Statement for internal consistency.

Principal Stockholders, page 76

7.       Please revise to include the natural person or persons who have voting or dispositive control over the shares owned by DILA Capital Sponsor Group, LLC.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 77 of the Registration Statement to indicate that Eduardo Clave has the beneficial ownership of the shares owned by DILA Capital Sponsor Group, LLC as its sole manager.

Underwriting

Unit Purchase Option, page 99

8.       Please clarify the number of options that you have agreed to sell to EarlyBirdCapital. Please also include disclosure regarding how the exercise on a cashless basis would be paid. Additionally, include this disclosure under "Description of Securities," at page 80. Please include disclosure regarding the unit purchase options and underlying shares under "The Offering," at page 8. Please refer to the Registration Fee Table. In the registration fee table, footnote 2 to the warrants included as part of the representative's units appears to be referring to the underwriter's over-allotment. Please revise accordingly or advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the registration fee table and on pages 17, 86 and 100 of the Registration Statement.

If you have any questions related to this letter, please contact the undersigned at (703) 749-1386.

Sincerely,

/s/ Jason Simon
Jason Simon